LAUREN CHEN

SELECTED CREDITS

FILM
Associate Producer, DRIVEWAYS. Feature Film by Andrew Ahn. Screenplay by Hannah Bos and Paul Thureen. Starring Brian Dennehy, Hong Chau. Berlin International Film Festival 2019. Released by FilmRise in 2020.

Executive in Charge of Production, THE ASSISTANT. Feature Film by Kitty Green. Starring Julia Garner, Matthew McFadyen. Telluride Film Festival 2019, Sundance Film Festival 2020. Released by Bleecker Street Media in 2020.

Executive in Charge of Production, ADAM. Feature Film by Rhys Ernst. Screenplay by Ariel Schrag, based on the novel by Ariel Schrag. Starring Margaret Qualley, Leo Sheng, Bobbi Menuez. Sundance Film Festival 2019, Outfest 2019. Released by Wolfe Video in 2019.

Executive in Charge of Production, THE TOMORROW MAN. Feature Film by Noble Jones. Starring Blythe Danner, John Lithgow. Sundance Film Festival 2019. Released by Bleecker Street Media in 2019.

FILM (*Post-Production Supervisor)*
RESURRECTION. Feature Film by Andrew Semans. Produced by Secret Engine, Tango, Rosetory. Sundance Film Festival 2022. Released by IFC Films, Universal Pictures in 2022.

TELEVISION *(Post-Production Supervisor)*
THE LAST MOVIE STARS. Created by Ethan Hawke. SXSW 2022. To be released by CNN+, HBO Max. Released July 2022.

AUDIO
Producer, "The Cinnamon Bear", Written by Eric Gilliland. Directed by David Cromer. Starring Alan Cumming, Sarah Vowell, Milo Manheim, Bridget Everett, Catherine Keener, Johnny Galecki, Stephen Root, Ryan Reynolds. Audible. Released 2021.

Producer, "Treat", Written by Nathan Ballingrud. Directed by Jaki Bradley. Starring Kiernan Shipka, Noah Robbins, Wayne Knight, Marin Ireland. Cadence13. Released 2021.

Producer, "Ghostwriter", Written by Alix Sobler. Directed by Kimberly Senior. Starring Kate Mara. Cadence13. Released 2021.

PANELS, MENTORSHIP
Mentor, Athena Film Festival Writer's Lab, March 2022.

Mentor, Athena Film Festival Writer's Lab, September 2021.

Panelist, 2nd Annual Blackhouse Multicultural Producers Lab, "The Pitch: Personal and Project," August 2020.

Mentor, IFP Distribution Lab, "Narrative Lab Feedback Session," December 2019.

Speaker, IFP-Blackhouse Producers Lab, "Pitching Masterclass," April 2019.

Panelist, MOME Female Filmmaker Finance Lab, "Female Filmmakers Finance Lab: Pitch Feedback Session," September 2018.

RELEVANT WORK EXPERIENCE

Self-employed producer. 2022- current

SYMBOLIC EXCHANGE PRODUCTIONS, New York, NY

Director, Production and Development for James Schamus' production company. Developed projects on the company's slate, scouted for new projects/talent, and maintained industry relationships for the company. Oversaw production for projects, including tax credit administration, budgets, banking, and accounting for all corresponding production entities. Managed post-production and handled delivery for all titles. Managed company internal overhead and development finances, bookkeeping, banking, and accounting. Gave script and edit notes, helped with packaging and sales. 2016-2021.

MAVEN PICTURES, New York, NY

Executive Assistant to Celine Rattray and Trudie Styler. Read/logged/covered submissions, assisted with legal affairs/delivery, gave creative notes, rolled calls, managed schedules, hired for/managed intern program, managed office administrative tasks, conducted research for projects, created/edited/distributed pitch decks and audition tapes, organized/participated in readings, acted as coordinator/point person for festivals (Sundance 2015), organized travel, managed budgets. 2014 – 2015.